Mail Stop 4561

December 28, 2007

Li Kunwu, Chairman and CEO
China VoIP & Digital Telecom, Inc.
Rm. 508, No. 786 Xinluo Street
High-Tech Industrial Development Zone; Jina, CHINA
By facsimile also at: +86 531 88876660

      Re: China VoIP & Digital Telecom, Inc.
              Preliminary Information Statement on Schedule 14C
              Filed December 21, 2007
              File No. 333-131017

Dear Mr. Kunwu:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Your beneficial ownership table lists persons owning an aggregate of 28.86% of your outstanding shares. Therefore, it appears from your disclosure that you must have obtained consents from persons owning an aggregate of approximately 23.7% of your outstanding shares, none of whom are officers, directors or 5% beneficial owners. Please tell us the sequence of events through which you obtained the requisite majority consents to authorize your board of directors to amend your articles of incorporation to increase the number of authorized shares. In your response letter, identify the stockholders from whom consents were obtained who are not officers, directors, 10% shareholders or their affiliates. Please provide the analysis supporting your conclusion that the consents were

obtained without engaging in a solicitation, as defined in Rule 14a-1(l) under the Exchange Act.

2. We note your statement under the heading "General Information" that the information statement is being mailed to shareholders on or about December 21, 2007, which is the same day the preliminary proxy statement was filed. However, Rule 14c-5 requires preliminary information statements to be filed at least 10 calendar days prior to the date definitive information statements are sent to shareholders. Please confirm that you have not yet sent the information statement to your shareholders, or advise otherwise.

3. We note your statement in the preliminary information statement that one of the purposes of increasing the number of authorized shares is to provide additional shares for possible future financings, although no specific financing is mentioned. We note also your Form 8-K filed on December 26, 2007, announcing the entry by the company into a Securities Purchase Agreement on December 21, 2007, pursuant to which an investor agreed to purchase from the company convertible notes and warrants exercisable for common stock. Please advise whether the increase in authorized shares is related to the financing disclosed in your Form 8-K. Note that we may have further comments.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel